EXHIBIT 12.1

September 27, 2024

Re: Offering Circular for Cardone Non Accredited Fund, LLC on Form 1-A

To whom it may concern:

This firm has been retained by Cardone Equal Opportunity Fund II, LLC (the "Company"), in connection with the Offering Circular (the "Offering Circular") on Form 1-A, relating to the offering of up to $74,975,000 in Class A Membership Interests to be sold. You have requested that we render our opinion as to whether or not the securities proposed to be issued on terms set forth in the Offering Circular will be validly issued, fully paid, and non-assessable. The purchasers of the securities will have no obligation to make payments to the Company other than the price for the securities. Purchasers will not have any obligations to creditors of the Company due to the purchasers’ ownership of the Class A Membership Interests.

In connection with the request, we have examined the following:

1. Articles of Organization of the Company;

2. Operating Agreement of the Company; and

3. The Offering Circular

We have examined such other corporate records and documents and have made such other examinations, as we have deemed relevant.

Based on the above examination, we are of the opinion that the securities of the Company to be issued pursuant to the Offering Circular are validly authorized and will be validly issued, fully paid, and non-assessable.

Sincerely,

/s/ Dodson Robinette PLLC

DODSON ROBINETTE PLLC

1431 E. McKinney St., Ste 130

Denton, TX 76209

Email: richard@crowdfundinglawyers.net

Phone: (323) 799-1342

Web: www.CrowdfundingLawyers.net